UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 001-38402

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: August 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

NextPlay Technologies, Inc.

Full Name of Registrant

Monaker Group, Inc.

Former Name if Applicable

1560 Sawgrass Corporate Parkway, Suite 130

Address of Principal Executive Office (Street and Number)

Sunrise, Florida 33323

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

NextPlay Technologies, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended August 31, 2022 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense for the reasons set forth below. The delay is due primarily to recent business transactions (collectively, the “Transactions”), including, without limitation, a reverse acquisition of the Company in June 2021, the expansion of the Company’s business into new industries and different geographical regions, and the recent agreement to sell the Company’s travel and media businesses, as discussed in additional detail below.

On July 23, 2020, the Company (then known as Monaker Group, Inc. (“Monaker”)) entered into a Share Exchange Agreement (as amended from time to time, the “HotPlay Share Exchange Agreement”) with HotPlay Enterprise Limited (“HotPlay”) and the stockholders of HotPlay. Pursuant to the HotPlay Share Exchange Agreement, Monaker exchanged shares of its common stock for 100% of the issued and outstanding capital of HotPlay, with HotPlay continuing as a wholly-owned subsidiary of Monaker. The acquisition of HotPlay and Monaker closed on June 30, 2021. After the acquisition, Monaker changed its name to “NextPlay Technologies, Inc.” The HotPlay acquisition was accounted for as a reverse acquisition, with HotPlay being deemed the acquiring company for accounting purposes.

On January 15, 2021, the Company (then known as Monaker) entered into a Founding Investment and Subscription Agreement (the “Investment and Subscription Agreement”) with Reinhart Interactive TV AG, a company organized in Switzerland (“Reinhart”), and Jan C. Reinhart, the founder of Reinhart. Pursuant to the Investment and Subscription Agreement, on March 31, 2021, the Company purchased 51% of the outstanding equity interests of Reinhart, resulting in Reinhard becoming a majority-owned subsidiary of the Company.

On July 21, 2021, the Company completed the acquisition of Next Bank International, a Puerto Rico corporation licensed as an Act 273-2012 international financial entity (formerly IFEB) (“NextBank”), pursuant to which the NextBank became a wholly-owned subsidiary of the Company.

On June 28, 2022, the Company entered into a Securities Exchange Agreement (as amended from time to time, the “TGS Securities Exchange Agreement”) with TGS Esports Inc. (“TGS”), a British Columbia corporation, William Kerby and Donald P. Monaco. Pursuant to the TGS Securities Exchange Agreement, TGS agreed to acquire (i) all of the outstanding equity interests that the Company, William Kerby and Donald P. Monaco held in NextTrip Group, LLC (“NextTrip”), a Florida limited liability company and direct subsidiary of the Company; and (ii) all of the equity interests the Company held in Reinhart, in exchange for the Company receiving securities of TGS (the “TGS Transaction”). The TGS Transaction has not yet been consummated and is subject to various closing conditions. Following the closing of the TGS Transaction, the Company will continue to operate its remaining business units, including its HotPlay, NextFintech and NextBank lines of business.

Not only did the foregoing Transactions result in the Company having to consolidate the financial information of the businesses acquired into its financial statements and notes related thereto and to adjust its financial statements and notes related thereto to reflect the Company’s travel business that will be sold in the TGS transaction as assets held for sale, but the Transactions also resulted in a number of significant operational changes for the Company, including changes in the industries, geographies and currencies in which the Company operates, as well as changes in its management structure.

For the foregoing reasons, the Company requires additional time to complete certain procedures, including the completion of the Company’s financial statements, updating relevant disclosures to reflect changes to the Company’s business as a result of the Transactions, and completion of the procedures relating to management’s assessment of the effectiveness of internal controls; and therefore, the Company is unable to file the Quarterly Report by the prescribed filing due date. The Company is working diligently to complete the necessary work. The Company expects to file the Quarterly Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nithinan Boonyawattanapisut	954	889-9779
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the financial statements included in the Quarterly Report will reflect the financial condition, results of operations and cash flows of the Company and certain of its wholly- and majority-owned subsidiaries, certain of which include assets that have been classified as assets held for sale by the Company in connection with the TGS Transaction, during the quarter ended August 31, 2022. As a result of the foregoing Transactions, and in particular the agreement to sell the Company’s interest in NextTrip and Reinhart, and the significant changes in the Company’s business during the period ended on August 31, 2022, the Company’s results of operations for the quarter ended August 31, 2022 that will be included in the Quarterly Report will include significant changes when compared to the results of operations of the Company included in the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2021.

Due to the substantial changes in the business and operations of the Company in connection with the foregoing, and the continuing preparation of the financial statements of the Company, the Company cannot, at this time, provide a reasonable estimate of the results of operations for the quarter ended August 31, 2022.

NextPlay Technologies, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 17, 2022	NextPlay Technologies, Inc.

	By:	/s/ Nithinan Boonyawattanapisut
Nithinan Boonyawattanapisut
Co-Chief Executive Officer

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